Exhibit 1

FOR IMMEDIATE RELEASE	8 AUGUST 2013

WPP PLC (“WPP”)

XM agrees to acquire majority stake in Designercity, a leading digital technology agency in Hong Kong

WPP announces that XM Asia, a division of WPP’s wholly-owned operating company, JWT, the global communications group, has agreed to acquire a majority stake in Hong Kong digital consultancy Designercity.

A highly awarded agency, Designercity was founded in 1995 in London, and relocated to Hong Kong in 2000. It employs 108 people and has unaudited revenues of HKD 43.7 million for the year ended as at 31 March 2013, with total assets at the same date of HKD 18.7 million.

Designercity is a leading digital consultancy that specialises in ‘Connected Experiences’, building integrated digital solutions that seamlessly connect across all different devices – from online to mobile to kiosks. The company works closely with clients to tailor and optimise experiences on their websites, social media and e-commerce platforms. Clients include Hong Kong Tourism Board, Hong Kong Trade Development Council, Arsenal FC, Dairy Farm Group, The Peninsula, Swire Hotels and Hong Kong International Airport.

This investment is a further step towards WPP’s declared goal of developing its businesses in the fast growing economies of Asia Pacific, as well as Latin America, Africa and the Middle East, Central and Eastern Europe.

Collectively, the Group, including associates, employs more than 47,000 people in the Asia Pacific region, generating revenues of $5 billion. In Greater China, WPP has revenues of $1.4 billion and 14,000 people.

WPP’s digital revenues were well over $5 billion in 2012 and represented 33% of total Group revenues of $16.5 billion. The Group is targeting 35-40% of revenues to come from digital over the next five years.

Contact:

Feona McEwan, WPP London	+ 44(0) 207 408 2204
Belinda Rabano, WPP Beijing	+ 86 1360 107 8488